CONSENT OF EXPERT

March 19, 2012

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

     Re: Augusta Resource Corporation

     I, Conrad E. Huss, P.E., Ph.D., do hereby consent to the filing of the written disclosure regarding the technical report entitled “Rosemont Copper Project Updated Feasibility Study”, dated January 14, 2009 for the Rosemont Project located in Pima County, Arizona in the Form 40-F Annual Report dated March 19, 2012, and any amendments thereto, and the Annual Information Form of Augusta Resource Corporation (the “Company”) dated March 19, 2012.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form dated March 19, 2012 and to the incorporation by reference of the Company’s Annual Report on Form 40-F and any amendments thereto, and the Annual Information Form dated March 19, 2012 in the Company’s Form S-8 Registration Statement (SEC File No. 333-173297).

By:	/s/ Conrad E. Huss
Conrad E. Huss, P.E., Ph.D.
Principal Engineer
M3 Engineering & Technology Corporation